

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 4, 2006

Mr. Domenico Bertucci, CA
Chief Financial Officer
Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario Canada M5H 3B7

      Re: **Twin Mining Corporation**
               Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2004
               Filed April 11, 2005 and April 5, 2006
               Response Letter Dated April 5, 2006
               File No. 0-17791

Dear Mr. Domenico Bertucci:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

General

1.   We note your representation to us in your letter dated February 27, 2006 indicating that you will submit your amended Form 20-F/A, including the compete text of item 17. Additionally, we note you indicated that you would amend future filings to include your proposed disclosures addressing our comments. However, your amended filing submitted on April 5, 2006 did not include all of the revisions you confirmed would be included in future filings. Please submit your amended Form 20-F as previously requested which incorporates all requested revision. In this regard we reissue prior comments 2, 3, and 6.

Note 4 Mineral Properties

2.   We have reviewed your response to prior comment number four and are unable to agree with your conclusion. Based on the nature of the costs that you have identified these appear to be more akin to period costs and do not appear to represent the acquisition of a right to explore, develop or extract. Accordingly it appears that you need to expense these costs as incurred under both US and Canadian GAAP.

Note 9 Contingency and Commitments

3.   We note your response to prior comment five and continue to be unable to agree with your conclusion that proceeds received through the issuance of flow-through shares qualify as unrestricted cash. In this regard the Company bears the legal obligation to expend an amount equal to those proceeds on qualifying exploration expenditures by virtue of the flow-through share arrangement. Presenting the cash proceeds as restricted on the face of the balance sheet is an important distinguishing fact that conveys to readers that certain funds have been legally designated by investors for a specific use other than that for general working capital purposes. In this regard the Company appears unavoidably obligated to that use. We reissue comment five in full. Please provide a succinct summary of your flow-through share terms and separately provide us with the flow-through share agreement. Please indicate whether these shares are subject to rescission in the event qualifying expenditures are not made.   Refer to CICA 3000.01 for Canadian GAAP.

Differences between Canadian and U. S. GAAP

4.   We note your response to prior comment seven. Please clarify what you mean by "integrated" and confirm that there are no distinct and separable operations whose functional currency is other than Canadian dollars, which we presume is your functional currency.

Engineering Comments

General

5.   Further clarification to comment 11 is requested. Your latest response addresses the basic gold economic cutoff grade calculation used to estimate the reserves and resources. Please disclose these basic parameters for the cutoff grade calculation and correct the refining and transport charge to $3.00 per ounce. Explain the distinction between the internal and external recoverable gold equivalent grade,

disclose the gold equivalent grade calculation, and disclose the general metallurgical recoveries for gold and silver

Closing Comments

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief